180 A – 13040 No 2 Road
Richmond, BC, V7E 2G1
Tel: 604-275-2170, Fax: 604-275-8745
Toll Free: 1-888-806-6099
www.foruminvestments.com

April 2, 2009

BY FAX & EDGAR

David Humphrey & Amy Geddes
Branch Chief & Financial Review Officer Respectively
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549 – 7010

Dear Mr. Humphrey & Amy Geddes:

            Re:      Forum National Investments Inc. (“Forum”)
                        Form 20-F for Fiscal Year Ended September 30, 2007
                        File Number 000-29862

                        We confirm receipt of your letter dated August 22, 2008, which provided your comments on our Form 20-F filed for the period ended September 30, 2007 (“Form 20-F”) and our Form 6-K enclosing our financial statements for the six months ended March 31, 2008 (“Form 6-K”). We have responded using the same reference numbers and heading references as in your letter to reply as follows:

Form 20-F for the period ended September 30, 2007

Item IV ..Information on the Company

B. Business Overview

1. Introductory paragraph describing three lines of business.  An introductory paragraph has been added to this section of our Form 20-F to describe our three lines of business: travel clubs, life settlement and dinner cruises.

2. Entry into life settlement market and amount paid for these policies.  We have amended our discussion of our entrance into the life settlement market to include the amount paid for these policies, how purchase prices were determined and how we funded these acquisitions.  We have also revised our description of the acquisition of these policies through-out this Form 20-F to include the purchase price.

3.  Plans for 120 foot motor vessel.  We have added a paragraph in this section to outline our plans for our 120 foot motor vessel.

4. Appraised value of 120 foot motor vessel.  A survey completed in May of 2007 by Chris Small Marine Surveyors Ltd., a member of N.A.M.S., a registered Marine Surveyor, indicated the motor vessel has an appraised market value of $12 million CDN upon completion.  We have amended our disclosure in this section to include the name of the appraiser, have identified Chris Small Marine Surveyors Ltd. as an expert. Although the Form 20-F is not a registration statement we have added their consent as an exhibit to our Form 20-F.

5.  Acquisition of 25% interest in Needles, California development project.  We have added the

SEC Response Letter
April 7, 2009
Page - 2 -

following paragraph in this section explaining how we believe this acquisition fits into our future business plans, in particular our travel club business.

“The Company acquired a 25% interest in a mixed use development property in Needles California for US$1,000,000 subsequent to the fiscal year end of 2007. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. This purchase has been classified on our balance sheet as an investment in non-current assets. The project is controlled and/or operated by a director of the Company (see VII(b) Related Party Transactions).”

Item V. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting policies

Accounts Receivable, page 19

6.  Allowance for doubtful accounts.  The company calculated the provision and provided the auditors with all the information to review the trends on collectability, test the assumptions, check the validity of the calculations and suggest reasonability thereof prior to the company finalizing the bad debt allowance. On page 20, reference to “with its auditors” has been removed from this discussion.

Selected Annual Information, page 19

7. Standard deviation to mean. This section has been amended to remove all references to standard deviation to mean.

8. Explanation of changes in operating results.  We have expanded our disclosure in this section to provide a fuller explanation about the changes to operating results which have occurred this past fiscal year.

B. Liquidity and Capital Resources

Liquidity, page 21

9. Increase in working capital.  This section has been revised to clearly state the increase in cash during the year was the result of a series of private placements undertaken by the Company and the basic terms of these private placements.

F. Tabular Disclosure of Contractual Obligations, page 24

SEC Response Letter
April 7, 2009
Page - 3 -

10. Scheduled interest payments.  A note has been added to the table indicating Contractual long term debt obligations do not include interest and a summary of the significant contractual terms of our long term debt obligation

Item XV. Controls and Procedures

11. Effective controls and procedures.  The filing of an amended Form 20-F  last year was not the result of a deemed failure of our disclosure controls and procedures or our internal control over financial reporting.  A few journal entries were moved around at our auditor’s request which resulted in what we believe minor overall changes to our financial statements at that time.

Given our financial statements for this period have now change significantly in  2006 and 2007 as a result of the application of the revenue recognition policy of SAB 101 on accounting vacation club membership sales, we no longer believe our disclosure controls and internal controls over financial reporting were effective during these periods and have amended our disclosure in the Form 20-F accordingly.

12. Reasons an amendment to original Form 20-F.  A paragraph has been added in this section indicating the reasons we deemed an amendment to our original Form 20-F was necessary.

Financial Statements

Consolidated Statements of Operations and Deficit, page F-5

13.  Weighted average number of common shares.  The Company has reported diluted earnings per share for its 2006 and 2005 year-end.  The weighted average number of common shares for basic and diluted earnings per share is the same as there are no options/warrants outstanding.  Basic EPS calculation for 2006 and 2005 (restated) (5,098,086 and 5,444,661 respectively).  For the 2006 year (restated), the basic and diluted EPS are $0.17 per share.  For the 2005 year, the basic and diluted EPS are both $0.30 per share.  The Company has not disclosed diluted loss per share for 2007(as restated) as the Company is in a loss position and the effects would be anti-dilutive.  The restated financial statements were adjusted accordingly.

Note 1 – Incorporation and nature of Operations, page F-7

14. Change of year end.  It is difficult if not impossible to get proper attention of audit firms if you have a December 31st year end.  Each year we would start the process early but find that we were competing for attention with all the other firms with December 31st year end and despite our efforts we would often find ourselves scrambling to have our audit firm complete the work necessary to file our Form 20-F within the required guidelines.  We have been contemplating switching audit firms to one which has more experience in the life settlement industry but were told that it would be almost impossible to have an audit firm of merit consider taking us as a client if we had a December 31st year end.  It is for these reasons we changed our year end to September 31st. The cover page of our amended Form 20-F has been marked to indicate this Form 20-F is a transition report.

Note 3 – Significant Accounting Policies

SEC Response Letter
April 7, 2009
Page - 4 -

Deferred Organization Costs, page F-8

15. Defer and amortization of set-up of life settlement business.  We do not believe SOP 98-5 is applicable to the set-up of our life settlement business. FASB determines development costs be expensed when incurred and not capitalized.  We have not expensed the disbursements and our auditors agreed with our reasoning - Adjustment to US disclosure in updated Note 17.  The 3 reasons to expense disbursements in the financial period are:

a)      The period in which they relate is indeterminable or not worth the effort - not true in FNI case

b)      Start-up costs entail considerable degree of uncertainty - not true in FNI case

c)      The cost in inherent in a continuing business  - not true in FNI case.

Because the disbursements relating to the ALSS did not meet the three requirements for charging the Income Statement the disbursements were capitalized.  The Company recognizes the difference between Canadian GAAP and US GAAP.  The deferred development cost is written of in the US GAAP disclosure in the restated financial statements Note 19 (f) i, iii, & iv.

Purchased Intangibles, page F-9

16.  License to purchase property an intangible.  The license is not an opportunity to purchase property, it grants the Company access to restricted vacation accommodation at wholesale prices.  These vacation accommodation offerings are not available to the general public however they can be sold to private groups like vacation clubs.  The license allows the Company to sell discounted vacation accommodation to club members.   The Company recognizes the difference between Canadian GAAP and US GAAP.  The Intangibles, net is written of in the US GAAP disclosure in the restated financial statements Note 19 (f) i, iii,& iv.

17. Amortization period for license.  This license is the same in nature as the IATA access the company purchased in 2000.  Bothe these licenses enabled the company to have wholesale access to travel and or vacation products. The IATA license was considered to have a 10 year lifespan and was amortized accordingly; similarly, the RCI license will have at least 10 year benefit and is amortized over a similar period.  .  The Company recognizes the difference between Canadian GAAP and US GAAP.  The Intangibles, net written of in the US GAAP disclosure in the restated financial statements Note 19 (f) iii & iv.

Advances against Future Revenue Streams, page F-9

18. Advances against future revenue stream, lender recourse.  No amendment to this section is necessary.  The amount disclosed was the final liability owed to the lender at that time

Note 9 – Convertible Debenture

19.   2002 maturity date of convertible debentures.  The Company does not have any contact with the debenture holders and efforts to contact them were fruitless – there is no conversion possibility hence the disclosure.  The holders of the debentures are minority stockholders and therefore are not able to exercise any influence over the Company.

SEC Response Letter
April 7, 2009
Page - 5 -

Note 17 - US GAAP Reconciliation, page F-19

(a) Stock-Based Compensation, page F-19

20. Treatment of stock based compensation.  Note 17(a)(i) (as restated - note 19 (a)(i) is deleted. Note 17(a)(ii) (as restated – note 19 (a) has been amended to read as follows:

“Under US GAAP, the issue of stock options and warrants to non-employees is accounted for under Financial Accounting Standards Board (“FASB”) Statement No. 123R (“SFAS 123R”), “Share-Based Payment”. The Company recognizes compensation expense for stock options issued to non-employees for services received based upon fair value of the services received or equity instruments issued, whichever is more reliably determined.  Prior to the adoption of SFAS 123R, the Company had accounted for stock options issued to non-employees at fair value under FASB Statement No. 123 (“SFAS 123), “Accounting for Stock-based Compensation” therefore, the adoption of SFAS 123R had no effect on the Company’s accounting policy as all options were granted to non-employees.  During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook.”

21. Issuance of stock options in current period ended September 30, 2007.  Note 17(a)(i) has been deleted as noted above.

22. Adoption of SFAS 123 and 123(R).  The adoption of SFAS 123(R) had no effect on the Company’s US GAAP policy related to the recording of stock-based compensation as the Company had already adopted the provisions of SFAS 123.  All options and warrants were granted to non-employees.  Refer to response on #20 above for amended disclosure.

Other

23.  Asset impairment testing – one segment.  The Company owns and operates travel clubs which allows members to use a full service travel agency and to rent vacation ownership rentals from participating resorts.  The Company receives membership dues from its members and when the member makes bookings using the travel agency, the Company receives a commission.  This is considered to be one operating segment under paragraph 10 of SFAS 131.  The Company entered into its life settlement business subsequent to year-end and is therefore not considered an operating unit at September 30, 2007.  The Company’s motor vessel was still under construction at September 30, 2007, therefore, not generating any revenue.  All costs associated with the construction of the motor vessel have been capitalized and disclosed in Note 6 to the consolidated financial statements.

24. Recognition of sales of membership, dues and charter sales.

The Company has amended its recognition policy in Note 3(b) of its financial statements as follows:

SEC Response Letter
April 7, 2009
Page - 6 -

“The Company generates revenue from the sale of memberships and dues.  The Company determined that a portion of it its initial sale of memberships was deemed to fall under the SEC's Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104") and Emerging Issues Task Force 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables". SAB 104 and EITF 00-21 require the initial sales price, including all up-front fees received from new membership sales, to be amortized over the expected term of the member’s entitlement to use the Company’s vacation and travel club privileges at a future date. For lifetime memberships the calculation of the expected membership term is based on five years which was based on management’s best estimate of the length of time each member continues with the Company. Membership dues are allocated to the period to which they relate and recognized accordingly. Membership dues billed and received in advance are reflected as deferred revenues in the statement of financial position.”

25. MD&A assumptions concerning how revenue is recognized for membership fees.

We have amended our disclosure on revenue recognition in our MD&A as follows:

“The Company generates revenues from the sale of memberships, dues and charter sales.  The portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the members’ entitlements.  For lifetime memberships, revenue is recognized over a period of 5 years, which is management’s best estimate of the period over which performance will be required.  Membership dues are allocated to the period to which they relate and recognized accordingly.  Membership dues billed and received in advance are reflected as deferred revenues in the statement of financial position.”

26. Revenue recognition disclosure consistency.  We have reconciled our revenue disclosure throughout our Form 20-F.

Form 6-K for the month of April, 2008

Financial statements for the six months ended March 31, 2008

Consolidated Balance Sheet, page 4

27.  Investments made during the six months ended March 31, 2008.  We have amended the Form 6-K to include the following note in the restated financial statements – Note 6 (a) $1,000,000 and (b) $2,602,800 representing the Investment amount.

The Needles investment is being accounted for as Investments in Non-current assets and the Family Vacation Centers investment is being accounted for as Investments in Non-current assets on our balance sheet.

“6.  Acquisitions

SEC Response Letter
April 7, 2009
Page - 7 -

      (a) The Company invested in a real estate development project in Needles, California, in November 2007 acquired a 25% interest for a price of $1.0 million.  The project is controlled and/or operated by a director of the Company.

(b)  Effective November 30, 2006, the Company completed the purchase of Family Vacation Centers being the business and vacation club from Family Vacation Centers Inc (“The Vendor”) in the amount of $3,052,866.  Investments increased by $2,602,800 to reflect the non-current portion of the acquisition.   The Company did not purchase the outstanding capital stock of the Vendor nor were any debt or obligations relating to the Vendor assumed. Consideration given was cash payment in the amount of $1,843,356 and an amount of $1,209,510 payable in capital stock of the company as at March 31, 2008.  Other current liabilities were increased accruing for the remaining liability.

The assets of Family Vacation Centers at the time of acquisition were:

Purchase price	$ 3,052,866

Purchase price allocation
Notes receivable	206,798
Vacation club membership	2,602,800

Total	$3,052,866
“

Consolidated Statement of Operations and Deficit, page 5

28. FSPFTB 85-4-1 as it relates to life settlement revenue and expenses.  We have amended our disclosure as requested.

29. Rule 5-03(b)(7) of Regulation S-X - Net investment income in life settlement policies.  The Company has entered the Life Settlement industry not as a passive investment but as an integral part of the business operations. Therefore the Company disclosed the revenue attributable to Life Settlements net of premiums paid, as part of our operating revenue. We have amended our Form 6K for the month of April, 2008 to demonstrate our business intentions with the following disclosure in our Notes to  the Financial Statements:

Note 4 Significant Accounting Policies (b) Revenue Recognition (ii) Accounting for Life Settlement Contracts

Note 7 Business Segment Disclosure

Note 9 Life Settlement Disclosure

Consolidated Statement of Cash Flows, page 6

SEC Response Letter
April 7, 2009
Page - 8 -

30.  Premium costs associated with life settlement policies.  Premiums were pre-paid when we purchased the policies - every premium allocation was a transfer from the pre-paid account and did not involve "cash flow" for the period under review.  The payment was however made in the financial year – we have adjusted the disclosure accordingly to reflect “cash payments”.

31.  Life Settlement Policies.  We have added Note 4 (ii) to Significant Accounting Policies and additional disclosure in the “Business Segments” note – Note 7 as well as full disclosure in Note 9, Life Settlements per restated interim consolidated financial statements for the period ended March 31, 2008.

32. Note 16(b) – issuance of shares.  The Amended Form 20-F did not contain this note.  This note was tracked from a previous version which we had prepared.  At that time we had been waiting on a $18,000,000 private placement which we had received a subscription agreement for but the funds did not follow and the transaction was null and void.  We have removed this note.

Affirmative Statement Requested

           The Company acknowledges that:

1.  It is responsible for the adequacy and accuracy of the disclosure in the filing.

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. And,

3.  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            A clean and black-lined copy of the amended Form 20-F and amended Form 6-K has been couriered to your office.  Once we have received confirmation you have no further comments we will file both with the SEC on EDGAR.

            We trust you will find the enclosed in order.

Yours Truly,

FORUM NATIONAL INVESTMENTS LTD.

         /s/ Martin Tutschek

Per:

          Martin Tutschek
          Chief Financial Officer

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